UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release
September 9, 2019
METHANEX ANNOUNCES SALE OF US$700 MILLION 10-YEAR NOTES
VANCOUVER, BRITISH COLUMBIA (September 9, 2019) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has priced an offering of senior unsecured notes. Methanex will issue US$700 million in aggregate principal amount of 5.250% senior notes due December 15, 2029. The notes will be issued at a price of 99.969% of the aggregate principal amount, with an effective yield to maturity of 5.255%. The offering is expected to close on or about September 12, 2019, subject to customary closing conditions.
Methanex expects to use the net proceeds from the offering primarily for any one or more of debt repayments (including repayment of our existing 3.25% unsecured notes due on December 15, 2019, of which US$350 million in aggregate principal amount is outstanding), capital expenditures related to plant construction and maintenance (including pre-funding approximately US$250 million of the 2020 expenditures for the construction of our Geismar 3 plant), working capital or other general corporate purposes.
HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, and RBC Capital Markets, LLC acted as joint book-running managers of the offering. The notes are being offered via an underwritten public offering pursuant to an effective shelf registration statement in the United States.
A copy of the final prospectus supplement (and accompanying base shelf prospectus) may be obtained from HSBC Securities (USA) Inc., J.P. Morgan Securities LLC or RBC Capital Markets, LLC using the contact details below. You may also obtain these documents for free by visiting EDGAR on the U.S. Securities and Exchange Commission website at www.sec.gov or SEDAR on the Canadian Securities Administrators website at www.sedar.com.
This news release is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities, nor shall there be any sale of these securities in any province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such province or jurisdiction.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”.

Forward-Looking Statements
This news release contains certain forward-looking statements, or forward-looking information, with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the word "expect" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	Methanex’s expected net proceeds from the offering of the notes;

•	Methanex’s intended use of proceeds; and

•	Closing of the proposed offering, including the timing thereof.

Forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, risks relating to conditions in the financial markets and other risk factors as detailed from time to time in Methanex’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission. Certain of these risks are described in more detail in Methanex’s 2018 Annual Management’s Discussion and Analysis, our Second Quarter 2019 Management’s Discussion and Analysis and in our public files with Canadian securities administrators and the U.S. Securities and Exchange Commission.
Readers are cautioned not to place undue reliance on forward looking-statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.
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For further information, contact:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY, USA 10018, Attention: Transaction Management Group, by calling 1-212-525-3652 or by emailing tmg.americas@us.hsbc.com
J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attention: Investment Grade Syndicate Desk - 3rd floor, or by calling collect 1-212-834-4533
RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, Attention: Debt Capital Markets, by calling toll-free (866) 375-6829 or by e-mailing rbcnyfixedincomeprospectus@rbccm.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 9, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary